SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to the

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

THORNBURG MORTGAGE, INC.

(Name of Subject Company)

THORNBURG MORTGAGE, INC

(Name of Filing Persons (Offeror)

Series C Preferred Stock, Par Value $0.01 Per Share

Series D Preferred Stock, Par Value $0.01 Per Share

Series E Preferred Stock, Par Value $0.01 Per Share

Series F Preferred Stock, Par Value $0.01 Per Share

885218305 885218404 885218503 885218701
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Larry A. Goldstone

Chief Executive Officer & President

Thornburg Mortgage, Inc.

150 Washington Avenue, Suite 302

Santa Fe, New Mexico 87501

(505) 989-1900

(Name Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of filing persons)

Copy to:

Karen A. Dempsey

David R. Wilson

Heller Ehrman LLP

333 Bush Street

San Francisco, California 94104

(415) 772-6000

Transaction Valuation	Amount of Filing Fee

$196,873,049(1)	$7,737(1)(2)

(1)	Estimated solely for the purpose of calculating the filing fee based on the sum of (i) the product of (A) an average price of $4.45 per share of Thornburg Mortgage, Inc.’s 8.00% Series C Cumulative Redeemable Preferred Stock (“Series C Preferred Stock”) and (B) 6,525,000 shares of Series C Preferred Stock, (ii) the product of (A) an average price of $4.505 per share of Thornburg Mortgage, Inc.’s Series D Adjusting Rate Cumulative Redeemable Preferred Stock (“Series D Preferred Stock”) and (B) 4,000,000 shares of Series D Preferred Stock, (iii) the product of (A) an average price of $4.46 per share of Thornburg Mortgage, Inc.’s 7.50% Series E Cumulative Convertible Redeemable Preferred Stock (“Series E Preferred Stock”) and (B) 3,162,500 shares of Series E Preferred Stock and (iv) the product of (A) an average price of $4.475 per share of Thornburg Mortgage, Inc.’s 10% Series F Cumulative Convertible Redeemable Preferred Stock (“Series F Preferred Stock”) and (B) 30,326,715 shares of Series F Preferred Stock. The average share price for each series of the preferred stock is calculated based on the average of high and low prices per share of such series of preferred stock, as reported on the New York Stock Exchange on July 18, 2008. The number of shares of each series of preferred stock represents the maximum number of shares of such series of preferred stock that are subject to the Exchange Offer and Consent Solicitation.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and equals $39.30 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of filing

Amount Previously

Paid: $7,737	Filing Party: Thornburg Mortgage, Inc.

Form of Registration No.: Schedule TO	Date File: July 23, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issue tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Introductory Statement

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 23, 2008, relating to an offer by Thornburg Mortgage, Inc., a Maryland corporation (the “Company”), to exchange outstanding shares of its 8.00% Series C Cumulative Redeemable Preferred Stock, $0.01 par value per share, Series D Adjusting Rate Cumulative Redeemable Preferred Stock, $0.01 par value per share, 7.50% Series E Cumulative Convertible Redeemable Preferred Stock, $0.01 par value per share, and 10% Series F Cumulative Convertible Redeemable Preferred Stock, $0.01 par value per share, for $5.00 in cash and 3.5 shares of the Company’s common stock, par value $0.01 per share, per share of preferred stock tendered , amends such Issuer Tender Offer Statement on Schedule TO to add additional exhibits in accordance with Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

EXHIBIT NUMBER	NAME OF EXHIBIT

(a)(5)(ii)	Landing page of microsite posted on the internet website of Thornburg Mortgage, Inc. on July 23, 2008 regarding the tender of its preferred stock.

(a)(5)(iii)	Page entitled “Questions and Answers About the Tender Offer and Consent Solicitation” posted on microsite of the internet website of Thornburg Mortgage, Inc. on July 23, 2008 regarding the tender of its preferred stock.

(a)(5)(iv)	Page entitled “Timeline of the Crisis” posted on microsite of the internet website of Thornburg Mortgage, Inc. on July 23, 2008 regarding the tender of its preferred stock.

(a)(5)(v)	Transcript of a video posted on microsite of the internet website of Thornburg Mortgage, Inc. on July 23, 2008 regarding the tender of its preferred stock.

(a)(5)(vi)	Paged entitled “How to Participate” posted on microsite of the internet website of Thornburg Mortgage, Inc. on July 23, 2008 regarding the tender of its preferred stock.

(a)(5)(vii)	Page entitled “Contact Us” posted on microsite of the internet website of Thornburg Mortgage, Inc. on July 23, 2008 regarding the tender of its preferred stock.